Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

19 May 2017

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Fiscal Year 2017 Reports

James Hardie announced today that it has filed the following documents relating to fiscal year 2017 with the ASX:

●	Combined Australian Annual Report/Annual Report on Form 20-F, which has also been filed with the United States Securities and Exchange Commission (SEC); and
●	Annual Review.

Copies of each of these documents are available on the company’s investor relations website at www.ir.jameshardie.com.au.

Shareholders who wish to receive a hard copy of the company’s 20-F free of charge should contact the company’s Investor relations office on +61 2 8845 3353.

Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), James Osborne,

Rudy van der Meer (Netherlands), Steven Simms (USA).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895